

RECEIVED
2009 JUL 20 A 6:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24





09046606

July 17, 2009

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
Senior VP, Investor Relations

Encl. First Half 2009 Revenue
Acquisitions

DIRECTION DES RELATIONS INVESTISSEURS ET DE LA COMMUNICATION
147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · TÉLÉPHONE : 01 49 77 42 16
TÉLÉCOPIE : 01 49 77 43 24 · e.mail : invest@essilor.com · www.essilor.com

ESSILOR INTERNATIONAL · COMPAGNIE GÉNÉRALE D'OPTIQUE · S .A. AU CAPITAL DE 35.220.675 €
SIÈGE SOCIAL : 147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · RCS CRÉTEIL B 712049618

File N° 82-4944



News Release

Strong Growth in First-Half Revenue, up 9.4%
Operating Margin Holds Firm

Charenton-le-Pont, France (July 17, 2009, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of an estimated €1,663.4 million for the six months ended June 30, 2009, representing a reported 9.4% increase on first-half 2008. Like-for-like, revenue was down a slight 0.7% for the period, but was up 5.3% excluding the currency effect alone.

In a generally sluggish ophthalmic optics market, Essilor primarily relied on new product launches to sustain its lens sales. Market share increased worldwide, led by the Company's extensive product portfolio, strong distribution networks and targeted acquisitions dynamic.

In light of these factors, Essilor is confident in its ability to maintain first-half 2009 operating margin on a par with full-year 2008.

Consolidated revenue for the first six months of 2009

€ millions	**H1 2009**	**H1 2008**	**% Change (reported*)**	**% Change (like-for-like)**	**Contribution from acquisitions**
Total	**1,663.4**	**1,520.2**	**+9.4%**	**-0.7%**	**+6.0%**
Europe	**665.1**	693.5	-4.1%	-4.4%	+2.0%
North America	**718.1**	617.9	+16.2%	-0.9%	+4.3%
Asia-Pacific	**170.1**	146.8	+15.9%	+13.5%	+1.3%
Latin America	**60.3**	60.6	-0.5%	+9.4%	+0.7%
Laboratory equipment (1)	**49.8****	1.4***	N/M	N/M	N/M

(*) Of which 4.1% due to the currency effect – (**) Excluding €14.8 million in Satisloh revenue from sales to Essilor
(***) Satisloh was not part of the Group in first-half 2008.

(1) Application of IFRS 8 – Operating Segments has resulted in the creation of the "Laboratory Equipment" business segment, which includes the machines, consumables and replacement parts sold by Satisloh and Delamare to prescription laboratories. The change has not had a material impact on revenue from the operating regions, which consolidate all of the other sales (primarily of ophthalmic lenses and optical instruments).

Improving performance in the second quarter: the like-for-like decrease in first-half revenue included a decline of 1.0% in the first quarter and of 0.4%[2] in the second.

This reflected the following factors:

- A successful launch of value-added products around the world, including the new Crizal Forte® anti-reflective lens, the Essilor Transitions® VI variable-tint lens in Europe and the Xperio™ polarized lens in the United States.
- Firm growth in entry-level products, where Essilor holds strong positions.
- A disappointing first-quarter performance in instruments.

The strong 6% growth from changes in the scope of consolidation primarily reflects a 3.2% increase from the consolidation of Satisloh and a 2.8% contribution from companies acquired in second-half 2008 and first-half 2009.

The 4.1% positive currency effect was mainly due to the US dollar's 15.4% gain against the euro during the period. On the downside, reported revenue was reduced by the declines against the euro in the British pound (down 12.4%), the Brazilian real (down 10.9%) and the Korean won (down 15.1%).

Revenue by region and business

Growth in **Europe** was impacted by the highly unfavorable economy, especially in the United Kingdom, Spain and the Netherlands. Operations in Germany and France demonstrated firmer resistance, thanks to their multi-network strategy. New contract wins and successful business relationships helped to drive strong growth in Russia, Finland, Austria and Switzerland. Instrument sales returned to growth late in the first half, after falling sharply early in the year due to delays in delivering the new Mr Blue™ edger.

In **North America**, business with optometrists and independent laboratories remained robust in the United States, while operations in Canada have begun to improve.

Operations in the **Asia-Pacific** region had a good first-half, with India and South Korea reporting an excellent performance, followed by China and most of the ASEAN countries. Growth was also strong in Australia, particularly in the independent eyecare professionals segment. The only exception was in Japan, where Nikon-Essilor nevertheless increased its share of a still depressed market.

In **Latin America**, growth slowed for the period, partly due to the comparison with the 17.6% gain reported in first-half 2008. However, business in Brazil and Latin America benefited from an improved product mix.

(2) Second-quarter revenue is analyzed in more detail in the appendix, page 3.

Laboratory equipment sales continued to suffer as prescription laboratories pushed back purchases of antireflective coating units and surfacing machines. Nevertheless, Satisloh's ability to align its product offering with current conditions enabled it to gain new market share over the period.

Highlights of the quarter – Acquisitions

During the second quarter, Essilor acquired three new prescription laboratories in the United States, ABBA Optical, Barnett & Ramel Optical and McLeod Optical, which have aggregate revenue of $22 million. In Canada, Nikon-Essilor subsidiary Nikon Optical Canada raised its stake in prescription laboratory TechCite from 50% to 100%.

In June, Essilor also completed the acquisition, subject to certain conditions precedent, of WLC, a UK-based wholesaler-distributor with nearly €12 million in revenue.

The Company announced five other acquisitions (De Ceunynck in Belgium, Amico in the Middle East and Apex Optical, Vision Pointe Optical and OptiSource International in the United States), which will be consolidated in the second-half.

Since the beginning of the year, Essilor has completed 14 acquisitions, which will bring in around €64 million in full-year revenue.

Share buybacks

As part of the program set up to offset potential dilution from the conversion of outstanding OCEANE bonds, Essilor purchased 459,280 of its own shares on the open market during the second quarter. Since the beginning of the year, the program has involved the purchase of 679,698 shares for a total of €20.2 million.

Appendices

Second quarter revenue

€ millions	**Q2 2009***	**Q2 2008**	**% Change (reported)**	**% Change (like-for-like)**	**Contribution from acquisitions**
Total	**823.0**	**758.0**	**+8.6%**	**-0.4%**	**+5.5%**
Europe	335.0	348.8	-3.9%	-4.6%	+2.1%
North America	345.7	303.3	+14.0%	+0.1%	+3.3%
Asia-Pacific	84.4	72.8	+15.9%	+13.3%	+0.4%
Latin America	32.5	32.3	+0.7%	+8.7%	+1.2%
*Laboratory equipment***	25.4	0.8	N/M	N/M	N/M

(*) Of which 3.4% due to the currency effect – (**) Satisloh was not part of the Group in second-quarter 2008.

Quarterly revenue data

€ millions	**Q2 2009**	**Q2 2009**	**Q2 2008**	**Q1 2008**
Total	823.0	840.4	758.0	762.2
Europe	335.0	330.0	348.8	344.7
North America	345.7	372.5	303.3	314.6
Asia-Pacific	84.4	85.7	72.8	74.0
Latin America	32.5	27.8	32.3	28.3
*Laboratory equipment**	25.4	24.4	0.8	0.6

(*) Satisloh was not part of the Group in first-half 2008.

A conference call in French will be held today at 9:00 a.m., CEST.

The number to dial is: +33 1 70 99 42 79

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090717-1F5418C3/fr/

A conference call in English will follow at 10:00 a.m. CEST.

The number to dial is: + 44 20 7138 0843

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090717-1F5418C3/en/

Next financial announcement:

First-half earnings will be released on August 27, 2009.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 293 lens finishing laboratories and local distribution networks.

The Essilor share trades on the NYSE Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com



Communiqué

Chiffre d'affaires du 1er semestre : + 9,4%
Essilor maintient son niveau de rentabilité opérationnelle

Charenton-le-Pont (17 juillet 2009 - 6h30) - Au 30 juin, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 1 663,4 millions d'euros, en hausse de 9,4 % par rapport au premier semestre 2008. La croissance organique s'inscrit en léger recul de 0,7 % et la croissance hors effet de change progresse de 5,3 %.

Dans un marché de l'optique ophtalmique globalement ralenti, Essilor s'est notamment appuyé sur les lancements de nouveaux produits pour maintenir ses ventes dans les verres. La richesse de son portefeuille, la puissance de ses réseaux de distribution et sa dynamique d'acquisitions ciblées ont permis au groupe d'augmenter ses parts de marché dans le monde.

Au vu de ces éléments, Essilor est confiant dans sa capacité à conserver au premier semestre 2009 une rentabilité opérationnelle au même niveau que celle de l'exercice 2008.

Chiffre d'affaires consolidé au 30 juin 2009 – 6 mois

En millions d'euros	**S1 2009**	**S1 2008**	**Variation publiée***	**Croissance organique**	**Effet de périmètre**
Total	**1 663,4**	**1 520,2**	**+ 9,4 %**	**- 0,7 %**	**+ 6,0 %**
Europe	**665,1**	693,5	- 4,1 %	- 4,4 %	+ 2,0 %
Amérique du Nord	**718,1**	617,9	+ 16,2 %	- 0,9 %	+ 4,3 %
Asie Océanie	**170,1**	146,8	+ 15,9 %	+ 13,5 %	+ 1,3 %
Amérique latine	**60,3**	60,6	- 0,5 %	+ 9,4 %	+ 0,7 %
Matériel de laboratoire (1)	**49,8****	1,4***	ns	ns	ns

(*) Effet de change : +4,1 % ; (**) Ce chiffre exclut les ventes réalisées par Satisloh avec Essilor, qui s'élèvent à 14,8 millions d'euros. (***) Satisloh ne faisait pas partie du groupe au premier semestre 2008.

(1) Conformément aux dispositions réglementaires, le groupe a appliqué la norme IFRS 8 relative à l'information sectorielle. Ce changement a donné lieu à la création du secteur « Matériel de laboratoire », qui comprend les machines, les consommables et les pièces détachées vendus par Satisloh et Delamare aux laboratoires de prescription. L'impact de l'application d'IFRS 8 sur le chiffre d'affaires des régions, qui regroupe l'ensemble des autres ventes (principalement les verres ophtalmiques et les instruments pour opticiens), est négligeable.

Un deuxième trimestre en amélioration par rapport au premier : la croissance organique du semestre se décompose en – 1,0 % au premier trimestre et – 0,4 %[2] au deuxième trimestre.

Cette performance recouvre :

- les lancements réussis de produits à valeur ajoutée dans le monde, parmi lesquels le nouveau verre antireflet Crizal Forte®, le verre photochromique Essilor Transitions® VI en Europe et le verre polarisé Xperio™ aux Etats-Unis ;
- la bonne progression des produits d'entrée de gamme sur lesquels Essilor dispose de positions fortes ;
- et une performance décevante des instruments au premier trimestre.

Le fort effet de périmètre (+ 6,0 % au 30 juin) englobe l'effet de l'intégration de Satisloh (+ 3,2 %) d'une part, et le report des autres acquisitions réalisées au second semestre 2008 et des opérations réalisées depuis le 1er janvier (+ 2,8 %) d'autre part.

L'impact positif des devises (+ 4,1 % sur le semestre) est essentiellement lié à l'appréciation du dollar américain face à l'euro (+ 15,4 % sur la période). A l'inverse, le glissement de la livre sterling (-12,4 %), du real brésilien (- 10,9 %) et du won coréen (- 15,1 %) face à l'euro a pesé sur le chiffre d'affaires.

Activité par région et par secteur

En **Europe**, la croissance a été impactée par un climat économique très défavorable, en particulier au Royaume-Uni, en Espagne et aux Pays-Bas. L'Allemagne et la France résistent bien grâce à la complémentarité de leurs réseaux de distribution. Des succès commerciaux ont assuré un rapide développement en Russie, en Finlande, en Autriche et en Suisse. Enfin, après un début d'année en forte baisse liée à des retards de livraison de sa nouvelle meuleuse Mr Blue™, les ventes d'instruments ont renoué avec la croissance en fin de période.

En **Amérique du Nord**, l'activité avec les optométristes et les laboratoires indépendants reste solide aux Etats-Unis. La tendance s'améliore au Canada.

La région **Asie-Océanie** a réalisé un très bon semestre. L'Inde et la Corée du Sud obtiennent d'excellentes performances, suivies par la Chine et la plupart des pays de l'Asean. En Australie, le groupe affiche une belle progression, notamment auprès des optométristes indépendants. La seule exception concerne le Japon : dans un marché toujours déprimé, Nikon-Essilor accroît cependant sa part de marché.

(2) Voir le détail du deuxième trimestre en annexe, page 3

La zone **Amérique latine** connaît une modération de sa croissance, en partie liée à une base de comparaison difficile (+ 17,6 %). Le Brésil et le Mexique bénéficient néanmoins d'une amélioration du mix produit.

Les ventes de **Matériels de laboratoire** continuent de pâtir de l'attentisme des laboratoires de prescription pour l'achat de machines de surfaçage et d'antireflet. La capacité de Satisloh à adapter son offre de produits dans le contexte actuel lui a néanmoins permis de gagner des parts de marché.

Faits marquants du trimestre - Croissance externe

Au cours du trimestre, le groupe a procédé à 3 nouvelles acquisitions. Il s'agit d'ABBA Optical, Barnett & Ramel Optical et Mc Leod Optical, trois laboratoires de prescription situés aux Etats-Unis, réalisant un chiffre d'affaires cumulé de 22 millions de dollars. Au Canada, Nikon Optical Canada, filiale de Nikon - Essilor a augmenté sa participation de 50 à 100 % dans TechCite, un laboratoire de prescription.
Essilor a également finalisé en juin l'acquisition sous conditions suspensives de WLC, un grossiste distributeur basé au Royaume-Uni réalisant près de 12 millions d'euros de chiffre d'affaires.
Pour mémoire, le groupe a annoncé 5 autres acquisitions (De Ceunynck en Belgique, Amico au Moyen-Orient, et Apex Optical, Vision Pointe Optical et OptiSource International aux Etats-Unis), qui seront consolidées à partir du second semestre.
Depuis le début de l'année, Essilor a ainsi bouclé 14 opérations pour un apport de chiffre d'affaires d'environ 64 millions d'euros en base annuelle.

Rachats d'actions

Dans le cadre de son programme de rachat d'actions visant à compenser les potentiels effets dilutifs de la conversion des OCEANE en circulation, Essilor a procédé au rachat de 459 280 titres entre avril et juin. Depuis le début de l'année, le groupe a racheté 679 698 titres, pour un montant global de 20,2 millions d'euros.

***Annexes* - Chiffre d'affaires du deuxième trimestre**

En millions d'euros	**T2 2009***	**T2 2008**	**Variation publiée**	**Croissance organique**	**Effet de périmètre**
Total	**823,0**	**758,0**	**+ 8,6 %**	**- 0,4 %**	**+ 5,5 %**
Europe	335,0	348,8	- 3,9 %	- 4,6 %	+ 2,1 %
Amérique du Nord	345,7	303,3	+14,0 %	+ 0,1 %	+ 3,3 %
Asie Océanie	84,4	72,8	+ 15,9 %	+ 13,3 %	+ 0,4 %
Amérique latine	32,5	32,3	+ 0,7 %	+ 8,7 %	+ 1,2 %
*Matériel de laboratoire***	25,4	0,8	ns	ns	ns

(*) Effet de change : + 3,4 % ; (**) Satisloh ne faisait pas partie du groupe au deuxième trimestre 2008.

Rappel des trimestres

En millions d'euros	**T2 2009**	**T1 2009**	**T2 2008**	**T1 2008**
Total	**823,0**	840,4	758,0	762,2
Europe	335,0	330,0	348,8	344,7
Amérique du Nord	345,7	372,5	303,3	314,6
Asie Océanie	84,4	85,7	72,8	74,0
Amérique latine	32,5	27,8	32,3	28,3
*Matériel de laboratoire**	25,4	24,4	0,8	0,6

(*) Satisloh ne faisait pas partie du groupe au premier semestre 2008.

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 70 99 42 79

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20090717-1F5418C3/fr/

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : 00 44 20 7138 0843

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20090717-1F5418C3/en/

Prochain rendez-vous :

Les résultats du 1er semestre seront publiés le 27 août 2009.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 293 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com


essilor

News Release

Essilor Forges New Strategic Partnerships Around the World

Charenton-le-Pont, France (July 7, 2009 – 6:30 a.m.) – Essilor is pursuing its external growth strategy through a number of recent transactions in Europe, North America and the Middle East.

Essilor has acquired all outstanding shares in **De Ceunynck**, a major player in the Belgian market where the company is BBGR's long-time distributor. De Ceunynck, which has a prescription laboratory near Antwerp and 92 employees, generated €17 million in 2008 revenue. The current management team will remain in place.

In the United States, Essilor is continuing to expand its network with the acquisition of **Barnet & Ramel Optical** ($10.8 million in revenue), **Apex Optical** ($2.7 million), **ABBA Optical** ($2.2 million) and **Vision Pointe Optical** ($1.1 million). The four prescription laboratories are located respectively in Nebraska, Florida, Georgia and Idaho. Essilor has also acquired a majority stake in **OptiSource International** ($5.3 million in revenue), a manufacturer and distributor of optical supplies and consumables for opticians and laboratories.

Essilor has joined with Vision Service Plan (VSP) to acquire **McLeod Optical**, a prescription laboratory based in Rhode Island with 2008 revenue of $10 million. VSP is the largest not-for-profit vision benefits provider in the United States with 55 million members and a network of 26,000 private practice eye doctors. Essilor will have a majority interest and VSP and the principals of McLeod will each own a minority interest in the company.



In the Middle East, Essilor and its partner **Amico**, the local market-leading distributor of ophthalmic optics products, have signed a contract to set up a 50/50 joint venture that would operate Amico's prescription laboratory in Dubai. The laboratory, which serves the United Arab Emirates, Oman, Qatar and Kuwait, generated 2008 revenue of €3.5 million. With the current management team remaining in place, the joint venture will have exclusive distribution rights for the Varilux and Crizal brands in the region and will provide Essilor with a foothold in the Middle East, a market of 265 million people that has significant growth potential.

Lastly, Nikon Optical Canada, a subsidiary of Nikon-Essilor, has signed an agreement to increase from 50% to 100% its stake in **TechCite,** a prescription laboratory located in Calgary, Alberta. TechCite generated 2008 revenue of approximately C$6.8 million.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 293 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: +33 (0)1 49 77 42 16
www.essilor.com



Communiqué

Nouveaux partenariats stratégiques pour Essilor dans le monde

Charenton-le-Pont (7 Juillet 2009 - 6h30) – Essilor poursuit sa stratégie de croissance externe avec de nouvelles opérations en Europe, en Amérique du Nord et au Moyen-Orient.

Essilor acquiert la totalité du capital de **De Ceunynck**, acteur majeur du marché belge sur lequel il est le distributeur historique de BBGR. De Ceunynck, qui dispose d'un laboratoire de prescription près d'Anvers a réalisé en 2008 un chiffre d'affaires de 17 millions d'euros, emploie 92 personnes et continuera d'être dirigé par l'équipe actuelle.

Aux Etats-Unis, Essilor continue d'étendre son réseau avec l'acquisition de **Barnett & Ramel Optical** (CA : 10,8 millions de dollars), **Apex Optical** (CA : 2,7 millions), **ABBA Optical** (CA : 2,2 millions) et **Vision Pointe Optical** (CA : 1,1 million), quatre laboratoires de prescription respectivement situés dans le Nebraska, en Floride, en Géorgie et dans l'Idaho. Essilor a également pris une participation majoritaire dans **OptiSource International** (CA : 5,3 millions), un fabricant et distributeur d'équipements et de consommables destinés aux magasins d'optique et aux laboratoires.

Essilor s'est associé à Vision Service Plan (VSP) pour acquérir **Mc Leod Optical**, un laboratoire de prescription situé dans l'Etat du Rhode Island ayant réalisé un chiffre d'affaires de 10 millions de dollars en 2008. S'appuyant sur un réseau de 26 000 optométristes indépendants, VSP est aujourd'hui le premier prestataire américain en matière de couverture des besoins de santé visuelle avec plus de 55 millions d'assurés. Essilor détient la majorité du capital de Mc Leod, VSP et les dirigeants de Mc Leod détenant une part minoritaire.



Au Moyen-Orient, Essilor a signé avec **Amico**, son distributeur, numéro un sur le marché local de l'optique ophtalmique, un contrat de coentreprise à 50/50 pour exploiter le laboratoire de prescription d'Amico situé à Dubaï. Ce laboratoire qui sert les Emirats Arabes Unis, Oman, le Qatar et le Koweït, a réalisé un chiffre d'affaires de 3,5 millions d'euros en 2008. Il continuera d'être dirigé par l'équipe en place et disposera de l'exclusivité de la distribution des marques Varilux et Crizal dans la région. Cette « *joint-venture* » servira de tête de pont à Essilor pour se développer au Moyen-Orient, un marché de 265 millions d'habitants qui dispose d'importants réservoirs de croissance.

Enfin, Nikon Optical Canada, filiale de Nikon-Essilor, a signé un accord en vue de porter de 50 à 100 % sa participation dans **TechCite**, un laboratoire de prescription situé à Calgary dans l'Ouest du Canada. TechCite a réalisé en 2008 un chiffre d'affaires d'environ 6,8 millions de dollars canadiens.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 293 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com